NS NORFOLK SOUTHERN® **NEWS**RELEASE

Norfolk Southern Corporation, Three Commercial Place, Norfolk, Va. 23510-2191

FOR IMMEDIATE RELEASE
October 3, 2006

NORFOLK SOUTHERN ANNOUNCES THIRD QUARTER SHARE REPURCHASES

NORFOLK, VA. – Norfolk Southern Corporation (NYSE: NSC) today announced that in the third quarter of 2006 it purchased and retired 17.1 million shares of common stock at a total cost of $730 million under the share repurchase program approved by its board of directors on Nov. 22, 2005.

Approximately 397 million shares of common stock were outstanding as of Sept. 29, 2006 (excluding shares held by Norfolk Southern's consolidated subsidiaries), and diluted weighted average shares outstanding used in the calculation of diluted earnings per share for the third quarter were approximately 410 million shares.

Norfolk Southern's board of directors has authorized the repurchase of up to 50 million shares of its common stock through the end of 2015. Since the inception of the program, Norfolk Southern has purchased and retired 20.7 million shares at a total cost of $916 million.

Timing and volume of future purchases under this program will be guided by management's assessment of market conditions and other factors.

Norfolk Southern Corporation is one of the nation's premier transportation companies. Its Norfolk Southern Railway subsidiary operates approximately 21,200 route miles in 22 states, the District of Columbia and Ontario, Canada, serving every major container port in the eastern United States and providing superior connections to western rail carriers. Norfolk Southern operates the most extensive intermodal network in the East and is North America's largest rail carrier of automotive parts and finished vehicles.

###

Norfolk Southern contacts:
(Media) Bob Fort, 757-629-2710, (rcfort@nscorp.com)
(Investors) Bill Romig, 757-629-2780 (william.romig@nscorp.com)